SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934
and Rule 13e-3 thereunder

Inland Resources Inc.

(Name of Issuer)

Inland Resources Inc.

Inland Holdings, LLC
Hampton Investments LLC
SOLVation, Inc.
(Name of Persons Filing Statement)

Common Stock, Par Value $.001 per share (Title of Class of Securities)	457469-20-3 (CUSIP Number of Class of Securities)

Marc MacAluso Chief Executive Officer Inland Resources Inc. 410 17th Street, Suite 700 Denver, CO 8020 (303) 893-0102	Inland Holdings, LLC Attention: Arthur R. Carlson and Thomas F. Mehlberg 865 S. Figueroa Street, Suite 1800 Los Angeles, CA 90017 (213) 244-0053

Hampton Investments LLC c/o SOLVation, Inc. Attention: General Counsel 885 Third Avenue, 34th Floor New York, NY 10022 Tel: (212) 888-5500	SOLVation, Inc. Attention: General Counsel 885 Third Avenue, 34th Floor New York, NY 10022 Tel: (212) 888-5500

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Persons Filing Statement)

with a copy to:

Ronald L. Brown, Esq. Andrews & Kurth L.L.P. 1717 Main Street Suite 3700 Dallas, TX 75201	David A. Lamb, Esq. Milbank, Tweed, Hadley & McCloy LLP 601 S. Figueroa Street, Suite 3000 Los Angeles, CA 90017	James L. Rice III, Esq. Akin Gump Strauss Hauer & Feld LLP 711 Louisiana, Suite 1900 Houston, TX 77002

This statement is filed in connection with (check the appropriate box):

☐ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☑ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies    ☐

CALCULATION OF FILING FEE

Transaction valuation: $282,000(1) Amount of filing fee: $25.94(1)

(1)	Such fee is based upon $92 per $1,000,000 of the purchase price of the securities proposed to be purchased, pursuant to Section 13(e)(3) of the 1934 Act.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $

Filing Party:
Form or Registration No.:
Date Filed:

INTRODUCTION

      This Rule 13e-3 transaction statement on Schedule 13E-3 (this “Statement”) is being filed by Inland Resources Inc., a Washington corporation (the “Company”), Inland Holdings, LLC, a California limited liability company (“TCW”), SOLVation Inc., a Delaware corporation (“SOLVation”) and Hampton Investments LLC, a Delaware limited liability company (“Hampton” and together with SOLVation, the “Smith Parties”), and relates to (i) the Company’s issuance to TCW of 22,053,000 shares of Common Stock and 911,588 shares of Series F Preferred Stock, par value $.001 per share (the “Series F Preferred Stock”) plus 383 shares of Series F Preferred Stock for each day after November 30, 2002 until the Closing in exchange for the cancellation of Subordinated Note No. R-001 dated August 2, 2002, issued to TCW in the aggregate principal amount of $98,968,964 (the “TCW Subordinated Note”) and all accrued but unpaid interest thereon, (ii) the Company’s issuance to SOLVation of 68,854 shares of Series F Preferred Stock plus 27 shares of Series F Preferred Stock for each day after November 30, 2002 until the Closing in exchange for the cancellation of Junior Subordinated Note No. R-30001 dated August 2, 2002, issued to SOLVation in the aggregate principal amount of $5,000,000 (the “SOLVation Subordinated Note” and together with the TCW Subordinated Note, the “Notes”) and all accrued but unpaid interest thereon, (iii) the contribution by TCW and the Smith Parties of all shares of Common Stock and Series F Preferred Stock held by each (the “TCW and Smith Shares”) following consummation of the foregoing exchange transactions (collectively, the “Exchange”) to Inland Resources Inc., a newly formed Delaware corporation (“Newco”) in consideration of the issuance by Newco of 10,000 shares of its common stock, par value $.001 per share, which represent all of the issued and outstanding capital stock of Newco, and (iv) the short-form merger of the Company with and into Newco, with Newco as the survivor (the “Merger”), pursuant to which the TCW and Smith Shares held by Newco will be cancelled and all remaining shares of the Company’s Common Stock other than the TCW and Smith Shares will be exchanged for the merger consideration of $1.00 per share in cash.

Item 1.     Summary Term Sheet.

      The information set forth under the caption “Summary of the Transactions” in the Transaction Statement attached hereto as Exhibit (a) (the “Transaction Statement”) is hereby incorporated by reference.

Item 2.     Subject Company Information.

      (a) The Company’s full name, address and telephone number for its principal executive offices are:

Inland Resources Inc.

410 17th Street, Suite 700
Denver, CO 80202
(303) 893-0102

      (b) The exact title of the class of equity security that is the subject of this filing is the Company’s Common Stock, $.001 par value. As of December 31, 2002, the Company had 2,897,732 shares of Common Stock outstanding.

      (c) The information set forth under the caption “Market for Registrant’s Common Stock and Related Shareholder Matters — Price Range of Common Stock” in the Transaction Statement is incorporated herein by reference.

      (d) The information set forth under the caption “Market for Registrant’s Common Stock and Related Shareholder Matters — Dividend Policy” in the Transaction Statement is incorporated herein by reference.

      (e) Not Applicable

      (f) Not Applicable.

Item 3.     Identity and Background of Filing Persons.

      (a)

1.	Inland Resources Inc. (subject company) 410 17th Street, Suite 700 Denver, CO 80202 (303) 893-0102
2.	Inland Holdings, LLC
(affiliate of subject company through ownership of 9.2% of outstanding common stock of subject company and right to participate on Board of Directors)
c/o The TCW Group, Inc.
865 S. Figueroa Street, Suite 1800
Los Angeles, CA 90017
(213) 244-0053
3.	SOLVation, Inc. (affiliate of subject company through affiliation with Hampton) 885 Third Avenue, 34th Floor New York, NY 10022 (212) 888-5500
4.	Hampton Investments LLC
c/o SOLVation, Inc.
(affiliate of subject company through ownership of 71.7% of outstanding common stock of subject company)
885 Third Avenue, 34th Floor
New York, NY 10022
(212) 888-5500
5.	Trust Company of the West, as Sub-Custodian c/o The TCW Group, Inc. 865 South Figueroa Street, Suite 1800 Los Angeles, California 90017 (213) 244-0053
6.	TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P. c/o The TCW Group, Inc. 865 South Figueroa Street, Suite 1800 Los Angeles, California 90017 (213) 244-0053
7.	TCW Royalty Company c/o The TCW Group, Inc. 865 South Figueroa Street, Suite 1800 Los Angeles, California 90017 (213) 244-0053
8.	TCW Asset Management Company c/o The TCW Group, Inc. 865 South Figueroa Street, Suite 1800 Los Angeles, California 90017 (213) 244-0053

      Trust Company of the West, as Sub-Custodian (“TCW as Sub-Custodian”) and TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P. (“Portfolio”) are the members of TCW. TCW as Sub-Custodian and Portfolio have discretionary authority and control over all of the assets of TCW pursuant to the

Operating Agreement of TCW, including the power to vote and dispose of the Company’s capital stock held by TCW.

      In addition, TCW Royalty Company (“TCW Royalty”), as the managing general partner of Portfolio, has discretionary authority and control, together with TCW as Sub-Custodian, of TCW, including the power to vote and dispose of the Company’s capital stock held in the name of the TCW.

      TCW Asset Management Company (“TAMCO”), as the parent corporation of TCW Royalty and as the investment manager, also has the power, together with TCW as Sub-Custodian, to vote and dispose of the shares of the Company’s capital stock held by TCW.

      Each of TCW as Sub-Custodian, Portfolio, TCW Royalty and TAMCO, as a parent corporation or partnership or as a managing partner or member of TCW, may be deemed to control TCW. Each of TAMCO and Trust Company of the West (other than in its capacity as TCW as Sub-Custodian) disclaims beneficial ownership of the Company’s capital stock (or capital stock equivalents) and the filing of this statement shall not be construed as an admission that such entities and individuals are the beneficial owners of any securities covered by this statement.

      (b)

Entity	State of Organization	Principal Business

Inland Resources Inc.	Washington	Oil and gas exploration and development
Inland Holdings, LLC	California	Investments
SOLVation, Inc.	Delaware	Investments
Hampton Investments LLC	Delaware	Investments
Trust Company of the West	California	Investments
TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P.	California	Investments
TCW Royalty Company	California	Investments
TCW Asset Management Company	California	Investments

      During the past five years, none of these entities has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      (c)(1) and (2)     The information set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in the Transaction Statement is incorporated herein by reference. Set forth below are the name, address and the present principal occupation or employment of each executive officer and director of the Company and each executive officer and director of any corporation or other person ultimately in control of the Company:

      Marc MacAluso. Mr. MacAluso was appointed as Chief Executive Officer and Chief Operating Officer of the Company on February 1, 2001, and has served as a director since October 14, 1999. He was Senior Vice President of TAMCO, where he was involved in all aspects of mezzanine financing for TCW’s Energy Group, from August 1994 through January 2001. The Company’s address is 410 17th Street, Suite 700, Denver, CO 80202.

      Bill I. Pennington. Mr. Pennington has served as Chief Financial Officer of the Company since September 21, 1994 and as President since November 16, 2000. He also served as Chief Executive Officer of the Company from September 23, 1999 until February 1, 2001 and as Vice President from March 22, 1996 until September 23, 1999. He was appointed as a director of the Company on September 23, 1999. The Company’s address is 410 17th Street, Suite 700, Denver, CO 80202.

      Arthur J. Pasmas. Mr. Pasmas was appointed as a director and Chairman of the Board of the Company in August 2001. He was also a director of the Company from 1994 until September 1999, and was Co-Chief Executive Officer of the Company from November 1998 until September 1999. Mr. Pasmas has served as Vice President of Smith Management or affiliated entities since 1984. He currently manages oil and gas investments as Vice President of Smith Management. The address of Smith Management LLC is 885 Third Avenue, 34th Floor, New York, New York 10022.

      Bruce M. Schnelwar. Mr. Schnelwar has served as a director of the Company since March 2001. He also was a director of the Company from February 1998 until September 1999. He has served as Executive Vice President and Chief Financial Officer of Smith Management or affiliated entities (including each of the Smith Group Parties, as defined below) since 1994. Mr. Schnelwar is a member of the Board of Directors of each of Pengo Industries, Inc, SDR Group Holdings, Inc. and SOLVation. The address for Smith Management LLC is 885 Third Avenue, 34th Floor, New York, New York 10022.

      Dewey M. Stringer III. Mr. Stringer has served as a director of the Company since August 2001. He has been President of Petro-Guard Co., Inc., a private oil and gas exploration company, since July 1987. The principal address for Petro-Guard Co., Inc. is 5858 Westheimer, Suite 400, Houston, Texas 77057.

      The executive officers and directors of TAMCO and their respective material positions and offices are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017.

Robert A. Day, Director, Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr., Director & Vice Chairman of the Board
Marc I. Stern, Director, President & Vice Chairman of the Board
Alvin R. Albe, Jr., Director, Executive Vice President & Chief Marketing Officer
Robert D. Beyer, Director, Executive Vice President & Chief Investment Officer
William C. Sonneborn, Director, Executive Vice President & Chief Operating Officer
Mark W. Gibello, Director & Executive Vice President
Michael E. Cahill, Director, Managing Director, General Counsel & Secretary
Christopher J. Ainley, Director
Mark L. Attanasio, Director
Philip A. Barach, Director
Javier W. Baz, Director
Glen E. Bickerstaff, Director
Arthur R. Carlson, Director
Jean-Marc Chapus, Director
Penelope D. Foley, Director
Douglas S. Foreman, Director
Nicola F. Galluccio, Director
Jeffrey E. Gundlach, Director
Raymond F. Henze, III, Director
Stephen McDonald, Director
Nathan B. Sandler, Director
Komal S. Sri-Kumar, Director

      JWA Investments IV LLC, a Delaware limited liability company (“JWA Investments”) is the Managing Member of Hampton and John W. Adams is the sole member of JWA Investments. Because JWA Investments may be deemed to control Hampton, and because each of SDR Group Holdings, Inc., a New York corporation (“SDR”), Pengo Industries, Inc., a Texas corporation (“Pengo Industries”, together with JWA Investments, SDR and SOLVation, the “Smith Group Parties”) and Pengo Capital LLC, a Delaware limited liability company (“Pengo Capital”) may be deemed to control SOLVation in each case within the meaning of Rule 13e-3, information with respect to the executive officers and directors of such persons is provided below. Pengo Capital does not have officers or directors. John W. Adams is the Managing Member of Pengo Capital LLC. The principal business of Pengo Capital and each of the Smith Group Parties is investments.

      John W. Adams. Mr. Adams has served as President of Smith Management LLC, a private investment firm (“Smith Management”) or affiliated entities (including each of the Smith Group Parties) since January, 1984. Mr. Adams has been the sole Member of JWA Investments since July 18, 2001 and the Managing Member of Pengo Capital since August 31, 1998. Mr. Adams is a member of the Board of Directors of each of Pengo Industries, SDR and SOLVation. The address of Smith Management is 885 Third Avenue, 34th Floor, New York, New York 10022. Mr. Adams has served as Chairman of the Board of Directors of Hawaiian Airlines Inc., 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819, a publicly traded airline, and on such Board’s Executive Committee since 1996. In February 2002, he became a member of the Board of Directors of Sun Healthcare Group, Inc., 101 Sun Avenue, N.E., Albuquerque, New Mexico 87109, a healthcare company, and he also serves as Chairman of its Executive Committee. He was a member of the Board of Directors of Harvard Industries, Inc. from October 1994 until November 1998, and was Chairman of the Board and Chief Executive Officer of Harvard Industries, Inc. from February 1997 until November 1998.

      Thomas X. Fritsch. Mr. Fritsch has served as Vice President and General Counsel of Smith Management or affiliated entities (including each of the Smith Group Parties) since January 2002. From October 1997 to January 2002 Mr. Fritsch was an associate at Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019. The address of Smith Management is 885 Third Avenue, 34th Floor, New York, New York 10022.

      James B. Healy. Mr. Healy has served as Vice President and Tax Director of Smith Management or affiliated entities (including each of the Smith Group Parties) since September 2000, and from 1995 to September 2000 he served as Tax Director of Paramount Group, Inc., 1633 Broadway, New York, New York. The address of Smith Management is 885 Third Avenue, 34th Floor, New York, New York 10022.

      Susan E. O’Donovan. Ms. O’Donovan has served as Vice President and Controller of Smith Management or affiliated entities (including each of the Smith Group Parties) since July 2000. From March 1999 to July 2000 Ms. O’Donovan served as Manager of Financial Reporting of General Electric Capital Services, 260 Long Ridge Road, Stamford, Connecticut, and from 1990 to July 2000 she served as Vice President and Controller of ContiFinancial Corporation, 277 Park Avenue, New York, New York. The address of Smith Management is 885 Third Avenue, 34th Floor, New York, New York 10022.

      Jeffrey A. Smith. Mr. Smith has served as Executive Vice President of Smith Management or affiliated entities (including each of the Smith Group Parties) since 1986. Mr. Smith is a member of the Board of Directors of each of Pengo Industries, SDR and SOLVation. The address of Smith Management is 885 Third Avenue, 34th Floor, New York, New York 10022.

      (c)(3) and (4) During the past five years, none of the natural persons identified in (c)(1) and (2) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      (c)(5) All of the natural persons identified in (c)(1) and (2) above are U.S. citizens.

Item 4.     Terms of the Transaction.

      (a)(1) Not Applicable

      (a)(2) The information set forth under the captions “Frequently Asked Questions,” “Summary of the Transaction,” “Special Factors — Purposes and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Short-Form Merger,” “Special Factors — Alternatives Considered,” “Special Factors — Effects of the Short-Form Merger,” and “Special Factors — Federal Income Tax Consequences of the Merger” in the Transaction Statement is incorporated herein by reference.

      (c) The information set forth under the captions “Frequently Asked Questions,” “Summary of the Transaction,” “Special Factors — Purposes and Reasons for the Exchange of Equity for Outstanding Debt to

Affiliated Shareholders and the Short-Form Merger,” and “Special Factors — Effects of the Short-Form Merger — Effects of the Short-Form Merger on Our Shareholders” in the Transaction Statement is incorporated herein by reference.

      (d) The information set forth under the captions “Frequently Asked Questions,” “Summary of the Transaction — Step 5: Short-Form Merger — Appraisal Rights,” and “Special Factors — Appraisal Rights” is incorporated herein by reference.

      (e) None.

      (f) None.

Item 5.     Past Contracts, Transactions, Negotiations and Agreements.

      (a) The information set forth under the caption “Security Ownership of Certain Beneficial Owners and Management — Past Agreements and Transactions” in the Transaction Statement is incorporated herein by reference.

      (b) The information set forth under the caption “Security Ownership of Certain Beneficial Owners and Management — Past Agreements and Transactions” in the Transaction Statement is incorporated herein by reference.

      (c) The information set forth under the caption “Security Ownership of Certain Beneficial Owners and Management — Past Agreements and Transactions” in the Transaction Statement is incorporated herein by reference.

      (e) The information set forth under the captions “Summary of the Transaction — Step 1: Exchange of TCW Sub Note and Smith Junior Sub Note into Common Stock and Series F Preferred Stock — Terms of Series F Preferred Stock” and “Security Ownership of Certain Beneficial Owners and Management — Past Agreements and Transactions” in the Transaction Statement is incorporated herein by reference.

Item 6.     Purposes of the Transaction and Plans or Proposals.

      (b) The information set forth under the captions “Frequently Asked Questions” and “Special Factors — Effects of the Short-Form Merger” in the Transaction Statement is incorporated herein by reference.

      (c)(1)-(8) The information set forth under the captions “Frequently Asked Questions,” “Summary of the Transaction — Step 1: Exchange of TCW Sub Note and Smith Junior Sub Note into Common Stock and Series F Preferred Stock,” “Summary of the Transaction — Step 2: Modify the Company’s Senior Bank Facility,” “Summary of the Transaction — Step 3: Modify the Smith Senior Subordinated Note,” “Summary of the Transaction — Step 4: Formation of Newco,” Summary of the Transaction — Step 5: Short-Form Merger,” “Special Factors — Effects of the Short-Form Merger — Effects of the Short Form Merger on the Company” and “Security Ownership of Certain Beneficial Owners and Management” in the Transaction Statement is incorporated herein by reference.

Item 7.     Purposes, Alternatives, Reasons and Effects.

      (a) The information set forth under the captions “Frequently Asked Questions” and “Special Factors — Purposes and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Short-Form Merger” in the Transaction Statement is incorporated herein by reference.

      (b) The information set forth under the caption “Special Factors — Alternatives Considered” in the Transaction Statement is incorporated herein by reference.

      (c) The information set forth under the captions “Frequently Asked Questions” and “Special Factors — Purposes and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Short-Form Merger” in the Transaction Statement is incorporated herein by reference.

      (d) The information set forth under the captions “Frequently Asked Questions,” “Special Factors — Effects of the Short-Form Merger — Effects of the Short-Form Merger on the Company,” “Special Factors — Effects of the Short-Form Merger — Effects of the Short-Form Merger on our Shareholders — Affiliated Shareholders” and “Special Factors — Effects of the Short-Form Merger — Effects of the Short-Form Merger on our Shareholders — Shareholders Being Cashed Out” in the Transaction Statement is incorporated herein by reference.

Item 8.     Fairness of the Transaction.

      (a) The information set forth under the caption “Special Factors — Fairness of the Price per Share to the Company’s Unaffiliated Shareholders Being Cashed Out” in the Transaction Statement is incorporated herein by reference.

      (b) The information set forth under the caption “Special Factors — Factors Considered in Determining Fairness” in the Transaction Statement is incorporated herein by reference.

      (c) The information set forth under the caption “Special Factors — Approvals” in the Transaction Statement is incorporated herein by reference.

      (d) The information set forth under the caption “Special Factors — Approvals — Unaffiliated Representative” in the Transaction Statement is incorporated herein by reference.

      (e) The information set forth under the caption “Special Factors — Approvals — Approval of Directors” in the Transaction Statement is incorporated herein by reference.

      (f) None.

Item 9.     Reports, Opinions, Appraisals and Negotiations.

      (a)-(c) The information set forth under the caption “Special Factors — Opinion of Financial Advisor — Exchange” in the Transaction Statement is incorporated herein by reference.

Item 10.     Source and Amounts of Funds or Other Consideration.

      (a) The information set forth under the caption “Special Factors — Effect of the Merger on the Company — Financial Effects of the Merger” in the Transaction Statement is incorporated herein by reference.

      (b) None.

      (c) The information set forth under the caption “Special Factors — Effect of the Merger on the Company — Financial Effects of the Merger” in the Transaction Statement is incorporated herein by reference.

      (d) Not Applicable.

Item 11.     Interest in Securities of the Subject Company.

      (a) The information set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in the Transaction Statement is incorporated herein by reference.

      (b) None.

Item 12.     The Solicitation or Recommendation.

      (d) None of the affiliates, directors or executive officers of the Company currently intends to sell its or his shares of Common Stock for the $1.00 cash consideration except for Bill Pennington, who owns 2,168 shares of Common Stock and Dewey Stringer who owns 1,990 shares of Common Stock. Each of the Company’s directors voted to approve the Exchange and fairness of the Merger.

      (e) Except for the vote to approve the Exchange and determine the fairness of the Merger by the Company’s directors and the statements contained in this Statement and the Transaction Statement, the Company is not aware that any of its affiliates, directors or executive officers has made a recommendation either in support or opposed to the Exchange and Merger.

Item 13.     Financial Statements.

      (a) The information set forth under the caption “Financial Statements” in the Transaction Statement is incorporated herein by reference.

      (b) The information set forth under the caption “Pro Forma Financial Statements” in the Transaction Statement is incorporated herein by reference.

Item 14.     Persons/ Assets, Retained, Employed, Compensated or Used.

      (a)–(b) Not Applicable.

Item 15.     Additional Information.

      The information set forth in the Transaction Statement and exhibits thereto is incorporated herein by reference.

Item 16.     Exhibits.

      (a) Transaction Statement.

      (b) Not Applicable.

      (c) Opinion of First Albany Corporation dated as of January 28, 2003, attached as Exhibit B to the Transaction Statement.

      (d)(1) Exchange and Stock Issuance Agreement dated as of January 30, 2003 (the “Exchange Agreement”), by and among Inland Resources Inc., Inland Production Company, Inland Holdings, LLC and SOLVation, Inc., filed as an exhibit to the Company’s Form 8-K dated February 3, 2003 and incorporated herein by reference.

      (d)(2) Form of Amendment No. 1 to Employment Agreement by and between Marc MacAluso and Newco, attached as an exhibit to the Exchange Agreement.

      (d)(3) Form of Amendment No. 1 to Employment Agreement by and between Bill I. Pennington and Newco, attached as an exhibit to the Exchange Agreement.

      (d)(4) Form of Second Amended and Restated Registration Rights Agreement by and among Inland Resources Inc., Inland Holdings, LLC, Hampton Investments LLC and SOLVation, Inc, attached as Exhibit E to the Exchange Agreement.

      (d)(5) Form of First Amendment to Senior Subordinated Note Purchase Agreement, attached as an exhibit to the Exchange Agreement.

      (d)(6) Form of Development Agreement, attached as an exhibit to the Exchange Agreement.

      (d)(7) Investors’ Agreement dated as of January 30, 2003 (the “Investors’ Agreement”), by and among Newco, Inland Holdings, LLC, Hampton Investments LLC and SOLVation, Inc.

      (d)(8) Form of Agreement and Plan of Merger between Inland Resources Inc. and Newco, attached as an exhibit to the Investors’ Agreement.

      (d)(9) Fourth Amendment to Third Amended and Restated Credit Agreement.

      (f) Chapter 23B.13 of The Revised Code of Washington (attached as Exhibit A to the Transaction Statement and incorporated herein by reference).

      (g) Not Applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INLAND RESOURCES INC.

By:	/s/ MARC MACALUSO

Marc MacAluso
Chief Executive Officer

SOLVATION, INC.

By:	/s/ THOMAS X. FRITSCH

Thomas X. Fritsch
Vice President

HAMPTON INVESTMENTS LLC

By:	JWA INVESTMENTS IV, LLC

its Managing Member

By:	/s/ THOMAS X. FRITSCH

Thomas X. Fritsch
Vice President

INLAND HOLDINGS, LLC

By:	TRUST COMPANY OF THE WEST,

a California trust company, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032, Member

By:	/s/ ARTHUR R. CARLSON

Arthur R. Carlson
Managing Director

By:	/s/ THOMAS F. MEHLBERG

Thomas F. Mehlberg
Managing Director

By:	TCW PORTFOLIO NO. 1555 DR V

Sub-Custody Partnership, L.P.,
a California limited partnership, Member

By:	TCW Royalty Company, a California

Company, Managing General Partner

By:	/s/ THOMAS F. MEHLBERG

Thomas F. Mehlberg
Vice President

INDEX TO EXHIBITS

Exhibit
Number		Description

(a)	—	Transaction Statement.
(b)	—	Not Applicable.
(c)	—	Opinion of First Albany Corporation dated as of January 28, 2003, attached as Exhibit B to the Transaction Statement.
(d)(1)	—	Exchange and Stock Issuance Agreement dated as of January 30, 2003 (the “Exchange Agreement”), by and among Inland Resources Inc., Inland Production Company, Inland Holdings, LLC and SOLVation, Inc., filed as an exhibit to the Company’s Form 8-K dated February 3, 2003 and incorporated herein by reference.
(d)(2)	—	Form of Amendment No. 1 to Employment Agreement by and between Marc MacAluso and Newco, attached as an exhibit to the Exchange Agreement.
(d)(3)	—	Form of Amendment No. 1 to Employment Agreement by and between Bill I. Pennington and Newco, attached as an exhibit to the Exchange Agreement.
(d)(4)	—	Form of Second Amended and Restated Registration Rights Agreement by and among Inland Resources Inc., Inland Holdings, LLC, Hampton Investments LLC and SOLVation, Inc, attached as Exhibit E to the Exchange Agreement.
(d)(5)	—	Form of First Amendment to Senior Subordinated Note Purchase Agreement, attached as an exhibit to the Exchange Agreement.
(d)(6)	—	Form of Development Agreement, attached as an exhibit to the Exchange Agreement.
(d)(7)	—	Investors’ Agreement dated as of January 30, 2003 (the “Investors’ Agreement”), by and among Newco, Inland Holdings, LLC, Hampton Investments LLC and SOLVation, Inc.
(d)(8)	—	Form of Agreement and Plan of Merger between Inland Resources Inc. and Newco, attached as an exhibit to the Investors’ Agreement.
(d)(9)	—	Fourth Amendment to Third Amended and Restated Credit Agreement.
(f)	—	Chapter 23B.13 of The Revised Code of Washington (attached as Exhibit A to the Transaction Statement and incorporated herein by reference).
(g)	—	Not Applicable.